UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

              Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐ No ☒

              Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Amendment to Proxy Statement for Extraordinary General Meeting of Shareholders to be held on January 5, 2021

Item 1

Amendment to Proxy Statement for Extraordinary General Meeting of Shareholders to be held on January 5, 2021

On November 16, 2020, ICL Group Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission a Report of Foreign Private Issuer on Form 6-K that contained its Notice and Proxy Statement (the “Proxy Statement”) for an Extraordinary General Meeting of Shareholders to be held on January 5, 2021, at 10:00 a.m. (Israel time) (the “Meeting”).

The Company has resolved to amend the form of Exemption and Indemnification Agreement attached as Appendix A to the Proxy Statement, such that its undertaking thereunder to exempt from liability to it for damages caused to it as a result of a breach of duty of care shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling shareholder or an office holder (within the meaning of the Israeli Companies Law, 1999), including an office holder who is other than the office holder party to the agreement, has a personal interest (within the meaning of the Israeli Companies Law, 1999).

The amended Proxy Statement (including amended Appendix A) is attached to this Form 6-K as Exhibit 99.1.

Other than as stated above, all other information included in the original Proxy Statement (including Appendix A) and the accompanying proxy card remain unchanged under the amended Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: December 23, 2020

Exhibit

Exhibit No.	Description

99.1	Notice and Proxy Statement for Extraordinary General Meeting of Shareholders